TERMS FOR REGULATION CF OFFERING OF
SERIES SEED II PREFERRED STOCK OF
APPLESEED CAPITAL, INC.

The following is a summary of the principal terms with respect to the proposed Series Seed II Preferred Stock financing of AppleSeed Capital, Inc., a Florida corporation (the "***Company***").

<u>Offering Terms</u>

Securities to Issue:	Shares of Series Seed II Preferred Stock of the Company (the "***Series Seed II Preferred Stock***").
Aggregate Proceeds:	Minimum offering: $50,000.16 in aggregate; Maximum offering: $1,069,999.98 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers****")*
Price Per Share:	Price per share of $0.21 (the "***Original Issue Price***"), based on a pre-money valuation of $ 3,037,686.33. S
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed II Preferred Stock, balance of proceeds paid to holders of common stock of the Company ("***Common Stock***"). A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis.
Financial Information:	Purchasers who have invested at least $100,000 ("***Major Investors***") will receive standard information and inspection rights.
Participation Right:	Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed II Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
Custodian	XX Investments LLC, an SEC registered transfer agent, acts as custodian for the Series Seed II Preferred Stock (the "***Custodian***"). This means that Purchasers do not actually possess the Series Seed II Preferred Stock. Instead, the Custodian holds it on the Purchaser's behalf. In addition, all voting rights are held by the Custodian, which must vote as directed by the Lead Investor. The Lead Investor has vetted the startup and decided to invest on the same terms as those offered to Purchasers. The Lead Investor directs the voting power of all Series Seed II Preferred Stock sold in the offering. The Lead Investor is paid a percent of the profits of the investment to financially incentivize them to maximize the value of the Company.

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